

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

April 16, 2008

Mr. Barry Lamperd
President
Lamperd Less Lethal Inc.
1200 Michener Road
Sarnia, Ontario, Canada N7S 4B1

RE: **Form 8-K/A Item 4.01 filed April 14, 2008**
　　 File #0-50011

Dear Mr. Lamperd:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1. Please amend your Form 8-K to state whether the former accountant resigned, declined to stand for re-election or was dismissed, and the specific date, as required by Item 304(a)(1)(i) of Regulation S-K. Also, please note that this filing should have been filed on a Form 8-K and not a Form 8-K/A#2 since you are reporting a change in your certifying accountant that does not relate to the previous change in accountant in 2006.

2. Please remove the statement "the decision to change accountants was based on the determination by the Board of Directors that such a step was necessary in order that our auditors be located closer to our head offices and as such be more accessible to the company." This appears to be the reason that you previously changed accountants in 2006 and is not the reason that you most recently changed accountants.

3. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants. Note that this letter should be addressed to the Commission, stating whether they agree with the statements made by you in your revised Form 8-K. The Exhibit 16 letter that you currently filed in this Form 8-K is addressed to you and simply explains the reasons for their resignation.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your supplemental response via EDGAR in response to these comments within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 551-3866.

Sincerely,

Jeffrey Gordon
Staff Accountant